[redacted]

SECURI 05039946 ON

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RECEIVED MAR 0 1 2005 202 WASH, D.C. SEC MAIL PROCESSING SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-34532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quest Capital Strategies, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25231 Paseo De Alicia #110.
(No. and Street)

Laguna Hills, CA 92653
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carolyn Tsai
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mendoza and Berger Company L.L.P.
(Name – *if individual, state last, first, middle name*)

5500 Trabuco Road #150, Irvine, CA 92620
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 0 4 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carolyne Tsai, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quest Capital Strategies, Inc, as of February 22, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

575-52468 Carolyne Tsai Individual

575-41499 Carolyne Tsai Individual

575-10273 Carolyne Tsai IRA

[Signature]

Signature

CFO

Title

[Signature]

Notary Public

GARY H. BALDRIDGE
COMM. #1483468
Notary Public-California
ORANGE COUNTY
My Comm. Exp. April 24, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUEST CAPITAL STRATEGIES, INC.
Financial Statements and
Supplementary Information
for the Year Ended
December 31, 2004
and
Independent Auditors' Report on
Internal Control
for the Year Ended
December 31, 2004

ORIGINAL

Table of Contents

Independent Auditors' Report....1

Statement of Financial Condition....2

Income Statement....3

Statement of Changes in Stockholders' Equity....4

Statement of Cash Flows....5

Notes to the Audited Financial Statements....6

Supplementary Information....11

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission....12

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission....13

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission....14

Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts....15

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5....16

MENDOZA
BERGER
COMPANY, L.L.P.

Certified Public Accountants

Independent Auditors' Report

Board of Directors
Quest Capital Strategies, Inc.

We have audited the accompanying statement of financial condition of Quest Capital Strategies, Inc., a California corporation (the Firm) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Quest Capital Strategies, Inc. as of December 31, 2003 were audited by other auditors, whose report dated February 23, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quest Capital Strategies, Inc. at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
February 10, 2005

5500 Trabuco Road, Suite 150 • Irvine, CA 92620 • 949.387.9850 • Fax 949.387.9652

QUEST CAPITAL STRATEGIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current assets:		
Cash	$	751,874
Commissions receivable		204,511
Other receivable		1,529
Prepaid expenses		9,079
Securities owned (Note 4):		
Marketable securities		4,512
Total securities owned		4,512
Total current assets		971,505
Property and equipment, net of accumulated depreciation (Notes 2 and 3)		22,841
Deposits		106,016
Total assets	$	1,100,362

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	78,415
Commissions payable		106,245
License fees payable		125,282
Income tax payable		8,620
Total current liabilities		318,562
Commitments and contingencies (Note 6)		-
Stockholders' equity:		
Common stock, no par value, 116.14 shares authorized, 100 shares issued and outstanding		10,000
Retained earnings		771,800
Total stockholders' equity		781,800
Total liabilities and stockholders' equity	$	1,100,362

See independent auditors' report and accompanying notes

QUEST CAPITAL STRATEGIES, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commissions	$	3,527,497
Annual fees		646,083
Investment advisory		255,740
Interest and dividends		7,252
Other income		93,522
Realized gain on securities		4,267
Unrealized gain on securities		1,454
Total revenues		4,535,815
Expenses:		
Commission expense		2,106,458
Trading overhead		65,758
Advertising and promotion		64,765
Legal and professional		52,123
License and fees expense		122,073
Depreciation expense		8,337
Rent		76,766
Other expenses		399,973
Arbitration expense		32,840
Interest expense		4,647
Salaries		503,969
Payroll taxes		48,434
Payroll related expenses		16,185
Employee benefits		88,500
Total expenses		3,590,828
Net income before provision for income taxes		944,987
Provision for income taxes (Note 2)		13,500
Net income	$	931,487

QUEST CAPITAL STRATEGIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2003	100	$ 10,000	$ 250,000	$ 170,313	$ 430,313
Stockholder's distribution	-	-	(250,000)	(330,000)	(580,000)
Net income	-	-	-	931,487	931,487
Balance at December 31, 2004	100	$ 10,000	$ -	$ 771,800	$ 781,800

See independent auditors' report and accompanying notes

QUEST CAPITAL STRATEGIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net income	$ 931,487
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	8,337
Realized gain on marketable securities, net	(4,267)
Unrealized gain on marketable securities, net	(1,454)
(Increase) decrease in operating assets:	
Commissions receivable	43,874
Other receivable	(1,529)
Prepaid expense	236
Deposit	1,115
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	12,268
Commissions payable	(48,889)
License fees payable	32,024
Payment of legal settlement	(150,000)
Income tax payable	8,620
Total adjustments	(99,665)
Net cash provided by operating activities	831,822
Cash flows from investing activities:	
Sale of marketable securities	4,267
Purchase of property and equipment	(23,990)
Net cash used in investing activities	(19,723)
Cash flows from financing activities:	
Stockholder's distributions	(580,000)
Net cash used in financing activities	(580,000)
Increase in cash	232,099
Cash at beginning of the year	519,775
Cash at end of the year	$ 751,874
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 3,565

See independent auditors' report and accompanying notes

1. **BUSINESS DESCRIPTION**

Quest Capital Strategies, Inc., (the Firm) is primarily engaged in the business of securities brokerage.

The Firm operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Firm clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers, maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Securities Transactions

Proprietary securities transactions, commission revenue and related expenses are recorded on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Property and Equipment and Depreciation

Property and equipment are recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, currently 5 to 7 years. Repairs and maintenance costs are expensed as incurred and expenditures for additions and major improvements are capitalized.

Income Taxes

The Firm is an S-Corporation for income tax purposes and, accordingly, income or loss of the Firm flows through to the individual stockholder. California tax of $13,500 was recorded for the year ended December 31, 2004.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Certain amounts in the prior period presented have reclassified to conform to the current period financial statement presentation.

3. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at December 31, 2004:

Property and equipment	$	146,707
Less: accumulated depreciation		(123,866)
	$	22,841

Depreciation expense charged to operations was $8,337 for the year ended December 31, 2004.

4. SECURITIES OWNED

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings.

	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Trading securities:			
Marketable equity securities	$ 1,454	$ -	$ 4,512

Realized gains and losses are determined on the basis of actual results on investments. During 2004, sales proceeds and gross realized loss on marketable securities were:

Sale proceeds	$	4,267
Gross realized gain	$	4,267

5. NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Firm had net capital of $704,161 that was $699,161 in excess of its required net capital of $5,000. The Firm's percentage of aggregate indebtedness to net capital at December 31, 2004 was 0.45 to 1.

6. COMMITMENTS AND CONTINGENCIES

Leases

The Firm entered into a 60 month operating lease for its office facilities commencing in August 2004 and which expires in July 2009. Minimum future rental payments under this operating lease for each of the next five years are as follows:

For the year ended December 31:		
2005	$	54,342
2006		63,664
2007		65,321
2008		66,288
2009		38,668
	$	288,283

Rental expense for the year ended December 31, 2004 was $76,766.

Litigation

The Firm is involved in an arbitration before the New York Stock Exchange, asserting two claims against a former clearing broker (opposing party). First the Firm seeks the return of approximately $65,000 that the Firm asserts was wrongfully retained pursuant to a written agreement between the parties along with interest and attorney fees. Second, the Firm seeks a determination from the arbitration panel concerning the opposing party's equitable share of monies the Firm paid to settle a lawsuit. The opposing party in the arbitration has counterclaimed, seeking approximately $67,784 in legal fees and expenses. The Firm is determined to vigorously prosecute its claims and defend against the counterclaim in this action.

6. COMMITMENTS AND CONTINGENCIES (Continued)

Litigation (Continued)

The Firm has other legal actions occurring in the ordinary course of business. The Firm denies any wrongdoing and intends to vigorously defend these actions. According to the Firm's legal counsel, the Firm is in good defensible positions, and believes the resolution of these various legal actions will not result in any material adverse effect on the Firm's financial condition.

7. OFF-BALANCE-SHEET RISK

As discussed in Note 1, the Firm's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing/broker dealer carries all of the accounts of the customers of the Firm and is responsible for execution, collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risks exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge losses it incurs to the Firm. The Firm seeks to minimize this through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

8. RETIREMENT PLANS

Profit Sharing Plan

The Firm sponsors a defined contribution Plan. Contributions to the Plan paid and accrued were $48,000 for 2004.

8. **RETIREMENT PLANS** (Continued)

Pension Plan

The following amounts relate to the Firm's defined benefit pension plan for the year ended December 31, 2004:

Pension benefit obligation at year end	$	40,000
Fair value of plan assets at year end		40,000
Excess of benefit obligation over plan assets	$	-
Accrued benefit cost	$	-
Discount rate on the benefit obligation		7.0%
Rate of expected return on plan assets		7.0%
Rate of employee compensation increase		0.0%
Pension expense	$	40,000
Firm contributions	$	40,000
Benefits paid	$	-

Supplementary Information

QUEST CAPITAL STRATEGIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

Net capital:				
Total stockholders' equity			$	781,800
Total stockholders' equity qualified for net capital				
Deductions:				
Non-allowable assets:				
Commissions receivable	$	22,681		
Other receivable		1,529		
Prepaid expense		9,079		
Property and equipment, net		22,841		
Deposit		6,016		62,146
Tentative net capital				719,654
Haircuts				
Money market account		14,816		
Marketable securities		677		15,493
Net capital			$	704,161
Aggregate indebtedness:				
Items included in statement of financial condition:				
Accounts payable			$	318,562
Total aggregate indebtedness			$	318,562
Computation of basic net capital requirement:				
Minimum net capital required			$	5,000
Excess net capital			$	699,161
Ratio: Aggregate indebtedness to capital				.45 to 1
Reconciliation with Company's computation (included in Part II-A of Form X-17A-5 as of December 31, 2004):				
Net capital as reported in Company's Part II-A (unaudited) FOCUS report			$	795,536
Disallowed other receivable reported				(1,529)
Disallowed prepaid expense reported				(9,079)
Disallowed deposit reported				(6,016)
Audit adjustment for other receivable				(1,315)
Audit adjustment for accrued expenses				(50,000)
Audit adjustment for income taxes payable				(8,620)
Difference between haircuts reported and haircuts recalculated				(14,816)
Net capital per above			$	704,161

QUEST CAPITAL STRATEGIES, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

Not applicable.

QUEST CAPITAL STRATEGIES, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

Not applicable.

QUEST CAPITAL STRATEGIES, INC.
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2004

Not applicable.

MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Quest Capital Strategies, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Quest Capital Strategies, Inc. (the Firm), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule

5500 Trabuco Road, Suite 150 ◦ Irvine, CA 92620 ◦ 949.387.9850 • Fax 949.387.9652

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
February 10, 2005